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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                             Commission File Number 33-55254-447

(Check one)

[   ]  Form 10-K                 [ x ]  Form 10-KSB            [   ]  Form 11-K

[   ]  Form 20-F                 [   ]  Form 10-Q              [   ]  Form N-SAR


            For period ended: December 31, 2001
                              ------------------

     [   ]  Transition Report on Form 10-K

     [   ]  Transition Report on Form 20-F

     [   ]  Transition Report on Form 11-K

     [   ]  Transition Report on Form 10-Q

     [   ]  Transition Report on Form N-SAR

            For the Transition period ended:  __________________________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Item 6, Item 7
                                               ---------------------------------

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                                     PART I
                             REGISTRANT INFORMATION
================================================================================

Full Name of Registrant:                      Touchtunes Music Corporation

Former Name if Applicable:

Address of Principal Executive
Office (Street and Number):                   1800 East Sahara, Suite 107
City, State and Zip Code:                     Las Vegas, Nevada 89104


                                     PART II
                             RULES 12b-25(b) AND (c)
================================================================================

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[ X ]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c) the accountant's statement or other exhibit required by
              Rule 12b-25(c) has been attached if applicable

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                                    PART III
                                    NARRATIVE
================================================================================

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition reports portion thereof, could not be filed within the prescribed time period.

          The Company is currently in negotiations with the National Bank of Canada with respect to proposed amendments or waivers to the net shareholders' equity requirement and debt to equity covenants under
          (i) its term loan with the National Bank of Canada under the Loan Program for Technology Firms sponsored by Canada Economic Development;
          (ii) its term loan facility with the National Bank of Canada; and
          (iii) its line of credit with the National Bank

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          of Canada. The proposed amendments or waivers would be effective as of
          December 31, 2001. The results of such amendments or waivers are expected to have a significant effect on the Company's financial condition, including its liquidity and capital resources. Accordingly, the omitted sections of the Company's Form 10-KSB cannot be completed in a form that would fairly and accurately present the Company's financial condition until after the execution of the amendments or waivers to the above facilities. We expect the amendments or waivers to be executed by April 15, 2002.


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                                     PART IV
                                OTHER INFORMATION
================================================================================

(1) Name and telephone number of person to contact in regard to this notification.

                            Matthew Carson
                            Touchtunes Music Corporation
                            3 Commerce Place
                            4th Floor
                            Nun's Island, Verdun, Quebec, Canada

                            Area code and telephone number: (514) 762-6244 x 128

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

               [ X ]  Yes                                   [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

               [   ]  Yes                                   [ X ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

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                          TOUCHTUNES MUSIC CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 Date: April 1, 2002


                                                 By: /s/ Matthew Carson
                                                    ---------------------------
                                                    Matthew Carson
                                                    Vice-President Finance and
                                                    Chief Financial Officer

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